Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue NW Washington, DC 20004 Tel. 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

April 15, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	iShares Trust, File Nos. 333-92935; 811-09729
Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, iShares Trust (the “Trust”), we are filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 35 to the Trust’s registration statement on Form N-1A (the “Registration Statement”). This filing is made pursuant to Rule 485(a) under the Securities Act to reflect certain changes to the Trust’s Registration Statement as required by recent amendments to Form N-1A as adopted in Investment Company Act Release No. 26418 (April 19, 2004) (the “Amendments”),1 and to register two new series of the Trust, the iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund.

This Registration Statement is substantially similar to the Trust’s Post-Effective Amendment No. 32, filed with the Commission on July 15, 2004, wherein the disclosure for a series of the Trust

[1]	The Amendments require the Trust to disclose: (i) the risks, as well as the Trust’s policies and procedures with respect to, frequent purchases and redemptions of fund shares; (ii) the circumstances under which the Trust will use fair value pricing and the effects of using fair value pricing; and (iii) the Trust’s policies and procedures with respect to the disclosure of its portfolio securities or any ongoing arrangements to make such portfolio information available.

U.S. Securities and Exchange Commission

April 15, 2005

was reviewed by the staff. This Registration Statement incorporates the following changes for which the Trust is requesting selective review:

(i)	Information specific to the two new series of the Trust, the iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund;

(ii)	Disclosure related to the Trust’s policies and procedures with respect to the disclosure of its portfolio securities;

(iii)	Disclosure related to the Trust’s policies and procedures with respect to market timing;

(iv)	Disclosure regarding the circumstances under which the Trust will use fair value pricing and its potential effects; and

(v)	Information regarding the portfolio manager of the Funds.

Additionally, the disclosure changes in the Registration Statement that address items (ii) through (iv) above are substantially identical to those contained in a previously-filed post-effective amendment for other funds in the iShares fund complex. In particular, the same disclosure was reviewed by the staff in Post-Effective Amendment No. 30 to the registration statement of iShares, Inc., filed with the Commission on November 1, 2004.

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that Post-Effective Amendment No. 35 to the Trust’s Registration Statement receive selective review by the Commission and its staff because of its substantial similarity to the Trust’s existing Registration Statement. Furthermore, as previously discussed with James E. O’Connor of the staff on April 7, 2005, and pursuant to Rule 485(a)(3) under the Securities Act, we hereby request on behalf of the Trust that the Commission declare the Registration Statement effective on Wednesday, June 15, 2005, or as soon thereafter as practicable.

If you have any questions regarding this Registration Statement, please feel free to contact the undersigned at (202) 739-5654.

U.S. Securities and Exchange Commission

April 15, 2005

Sincerely,

/s/ W. JOHN MCGUIRE
W. John McGuire

Enclosures

c:	James E. O’Connor, Esq.
Richard F. Morris, Esq.